UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Vulcan 401(k) Plan

Financial Statements as of December 31, 2020 and 2019,

and for the Year Ended December 31, 2020.

Supplemental Schedule as of December 31, 2020,

and Report of Independent Registered Public Accounting Firm.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020		3
Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020		4
SUPPLEMENTAL SCHEDULE		12
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2020		13
Note:

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because they are not applicable.

SIGNATURES		14
EXHIBIT
23(a)	Consent of Independent Registered Public Accounting Firm	Exhibit 23(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Vulcan 401(k) Plan

Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Vulcan 401(k) Plan  (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes  (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on the Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 17, 2021

We have served as the auditor of the Plan since 2007.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019

ASSETS:
Investments:
Participant-directed investments, at fair value	$961,477,508	$877,329,490
Participant-directed investments, at contract value
Stable Value Fund (see Note 3)	71,200,589	53,257,153

Total investments	1,032,678,097	930,586,643

Receivables:
Employer contributions receivable	22,176,277	16,299,151
Notes receivable from participants	24,749,858	25,828,750

Total receivables	46,926,135	42,127,901

NET ASSETS AVAILABLE FOR BENEFITS	$1,079,604,232	$972,714,544

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments	$120,861,629
Interest and dividend income	6,838,341

Net investment income	127,699,970

Interest income on notes receivable from participants	1,391,263

Contributions:
Participants	47,925,264
Employer	52,691,534
Rollovers	3,028,788

Total contributions	103,645,586

Total additions to net assets	232,736,819

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	125,284,558
Administrative expenses	1,526,297

Total deductions from net assets	126,810,855

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	105,925,964

TRANSFERS IN (OUT) OF PLAN:
Net transfers of participants' investments
from other Vulcan Materials Company Plans	963,724

INCREASE IN NET ASSETS	106,889,688

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$972,714,544

End of year	$1,079,604,232

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1: DESCRIPTION OF THE PLAN

GENERAL

The Vulcan 401(k) Plan (Plan), a defined contribution employee benefit plan established effective July 15, 2007, and most recently restated effective January 1, 2020, provides for accumulation of savings, including the option to participate in the Vulcan Materials Company (Company) stock fund for:

▪	all qualified employees of the Company hired on or after July 15, 2007
▪	any employee who was eligible to participate in the Vulcan Materials Company Thrift Plan for Salaried Employees immediately prior to its merger into the Plan effective January 1, 2014
▪	any employee who was eligible to participate in the Vulcan Materials Company CMG Hourly 401(k) Plan who transferred to a salaried position on or after January 1, 2014

The Company has designated a portion of the Plan consisting of the Company’s stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s stock fund reinvested in the Company’s stock fund or paid to the participant in cash.

A participant may transfer between the Company’s two defined contribution employee benefit plans (as defined in the Plan).  When a participant transfers between plans,  the net assets of the participant’s account will be transferred to the other plan. For the year ended December 31, 2020,  $963,724 was transferred to the Plan from the Vulcan Materials Company CMG Hourly 401(k) Plan.

Investment assets of the Plan are held by Great-West Trust Company, LLC (Trustee). Empower Retirement (Recordkeeper), a subsidiary of Great-West Trust Company, LLC, is the recordkeeper for the Plan.

In March 2020, the World Health Organization characterized the current novel coronavirus (COVID-19) outbreak as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. In response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide financial aid for individuals and companies impacted by the coronavirus. The CARES Act included special provisions allowing access to retirement savings and the suspension of loan repayments and required minimum distributions (RMDs) to aid participants impacted by the pandemic. These provisions were incorporated into the aforementioned January 1, 2020 plan restatement. These provisions, and any resulting impact to the Plan’s financial statements, are further described within this Note 1 under the headings Benefits Paid To Participants and Notes Receivable From Participants.

The plan restatement also included certain provisions of the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which was enacted on January 1, 2020 in order to make retirement savings more accessible to workers. As of January 1, 2020, the Plan adopted the following SECURE Act provisions: (1) the RMD age increased from 70-1/2 to 72, and (2) most non-spousal beneficiaries are now required to take full account distribution by the end of the tenth calendar year after the plan participant’s death.

Participation and Vesting

Generally, all qualified employees participate on the first day of employment. Participants are fully vested in all contributions at all times. As such, the Plan does not provide for forfeitures.

Contributions

The Plan is funded through contributions by participants and the Company. The Plan provides for three types of employee contributions to the Plan: pay conversion contributions (pretax contributions),  after-tax contributions and Roth contributions. An employee may designate multiples of 1%  (ranging from 1% to 80%) of earnings as pretax contributions, after-tax contributions, Roth contributions or any combination of the three.  Contributions are subject to certain Internal

Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

The Company expects to make matching contributions to match a portion of an employee’s contribution equal to 100% of that contribution, not to exceed 6% of the employee’s earnings. In addition, the Company will make an annual employer contribution of at least 3% of the earnings of each participant. The annual employer contribution was 4% of each participant’s earnings, or $22,176,277, for the year ended December 31, 2020.

INVESTMENT OPTIONS

Participants may invest in 25 separate investment funds of the Plan, a stable value fund or in a self-directed brokerage account in proportions elected by the participant. The Company’s matching contributions and annual employer contributions are invested as selected by the participant. In the event that no contribution investment election is made by the participant, the Company’s matching contributions and the annual employer contribution are invested in the State Street Target Retirement 2030 fund and are available for immediate reallocation by the participant.

Participant Accounts

Separate accounts are maintained for each investment option: pretax contributions, after-tax contributions, Roth contributions, rollovers and transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Benefits paid to participants

A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 72 (effective January 1, 2020). Distributions are made in cash, except that the portion invested in the Company stock fund may be distributed in whole shares of such stock, if requested by the participant or beneficiary. Participants eligible to receive a distribution from the Plan may elect either a lump-sum payment or various installment options offered by the Plan.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the participant is approved for a  “hardship” withdrawal as defined in the Plan and consistent with IRC guidelines.

To aid participants impacted by the COVID-19 pandemic, the CARES Act included withdrawal provisions in 2020 to participants who met certain coronavirus eligibility requirements. These provisions waived the 10% early distribution penalty tax (for distributions before age 59-1/2) and provided for a 3-year repayment of the distribution. Participants could elect to have the regular income taxes on the distribution spread over three years and the standard 20% withholding tax was not required. For the year ended December 31, 2020, $30,522,061 of the $125,284,558 in benefits paid to participants (reflected in the accompanying Statement of Changes in Net Assets Available for Benefits) is related to CARES Act withdrawal provisions.

Additionally, the CARES Act included a provision for the temporary suspension of RMDs in 2020. For the year ended December 31, 2020, suspended RMDs resulting from this provision were immaterial to the Plan.

Notes Receivable from participants

A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, in no event will a participant be permitted to have more than two loans outstanding at any one time, with the exception of those participants with three loans prior to the trustee change in 2018.

A loan is considered a note receivable of the Plan. The participant’s account will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to The Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 5.5% and 5.4% as of December 31, 2020 and 2019, respectively.

As a result of the CARES Act, certain COVID-19 loan repayment relief provisions were available to plan participants who met the coronavirus eligibility requirements. The Plan offered a one-year suspension of outstanding loan payments due from March 27, 2020 to December 31, 2020. The Plan also provided for delayed repayment options for new coronavirus-related loans taken prior to September 23, 2020. Subsequent payments were adjusted to reflect such delay in due dates and the delay will be disregarded for purposes of determining the 60-month maximum repayment period. For the year ended December 31, 2020, suspended loan payments resulting from CARES Act provisions were immaterial to the Plan.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments are reported based on the fair values, net asset values or contract values of the underlying investments. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year.

Investments in common/collective trust funds are stated at net asset value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at contract value which is principal plus accrued interest, the value at which participants ordinarily transact (see Note 3).

Security transactions are recorded on the trade date. Distributions of stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan invests in various securities including a  corporate stock fund,  mutual funds, a stable value fund, other domestic equities, and interests in common/collective  trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and increased market volatility related to the COVID-19 pandemic, it is reasonably possible that changes in the values of investment securities, including the value of the Company’s common stock, will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based upon the terms of the Plan.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2020 or 2019.

Payment of Benefits

Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2020 or 2019.

Administrative Expenses

All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company.  Participants are assessed a flat fee of $7.50 per quarter to cover administrative expenses. Certain additional expenses relating to specific participant transactions (such as loan fees or distribution processing fees) or professional investment management services, are charged directly to the participant’s account.

NOTE 3: STABLE VALUE FUND — GUARANTEED INVESTMENT CONTRACT (GIC)

The Plan contains a stable value investment option (Fund or GIC) that meets the criteria of a fully benefit-responsive investment contract and is therefore reported at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Guaranteed Investment Contract to Transact at

Contract Value

Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
b.	Any communication given to participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
c.	Any transfer of assets from the Fund directly into a competing investment option
d.	The establishment of a defined contribution plan that competes for employee contributions
e.	Complete or partial termination of a Company sponsored plan or merger of plans

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include: any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Company management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.

NOTE 4:  FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs that are derived principally from or corroborated by observable market data

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement

Investment assets measured using either the net asset value (NAV) per share practical expedient or contract value are not categorized in the fair value hierarchy.

The following tables set forth, by Level within the fair value hierarchy, the Plan’s investment assets at fair value for the years ended December 31, 2020 and 2019, respectively:

	As of December 31, 2020
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company stock fund	$94,998,492	$94,998,492	$0	$0
Mutual funds	168,114,789	168,114,789	0	0
Other domestic equities	155,523	155,523	0	0

Investments in the fair value hierarchy	$263,268,804	$263,268,804	$0	$0

Interests in common/collective trusts (at NAV)	689,354,163
Empower self-directed brokerage account (at NAV)	8,854,541
Stable value fund (GIC at contract value)	71,200,589

Total investment assets	$1,032,678,097

	As of December 31, 2019
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company stock fund	$116,557,837	$116,557,837	$0	$0
Mutual funds	143,966,846	143,966,846	0	0
Other domestic equities	169,011	169,011	0	0

Investments in the fair value hierarchy	$260,693,694	$260,693,694	$0	$0

Interests in common/collective trusts (at NAV)	608,610,783
Empower self-directed brokerage account (at NAV)	8,025,013
Stable value fund (GIC at contract value)	53,257,153

Total investment assets	$930,586,643

Asset Valuation Techniques

The following methods and assumptions were used to estimate the values of the Plan’s investments.  There have been no changes in the methodologies used at December 31, 2020 and 2019, respectively.

Vulcan Materials Company Stock Fund — The fair value of the Company’s stock fund is based on the quoted market price.

Mutual Funds — These investments are valued daily at the closing price as reported on the active market in which the securities are traded. The mutual funds held by the Plan are deemed to be actively traded.

Other Domestic Equities — These investments include common stock, preferred stock and other equity investments. Fair value is based on quoted market prices.

Common/Collective Trust Funds —  These investments include various index funds for domestic equities and fixed income securities, as well as international equities. Investments are valued at the net asset value of units of a bank collective trust. The net asset value, as provided in each fund’s audited financial statements, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — The stable value fund is measured at contract value as described in Note 3. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Net Asset Value Per Share

The following tables set forth information related to investment assets held by the Plan for which fair value is measured using net asset value per share as a practical expedient for the years ended December 31, 2020 and 2019, respectively:

	As of December 31, 2020
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

SSgA S&P 500® Index NL N *	$250,730,909	N/A	Daily	None
SSgA Global All Cap Equity ex-US Index NL K *	177,561,017	N/A	Daily	None
State Street US Bond Index NL K *	136,457,746	N/A	Daily	None
SSgA Russell Small/Mid Cap Index NL K *	117,074,622	N/A	Daily	None
SSgA U.S. Inflation Protected Bond Index NL C *	5,803,793	N/A	Daily	None
Wellington World Bond Series 2	1,726,076

Total - common/collective trusts	689,354,163

Empower self-directed brokerage account	8,854,541	N/A	Daily	None

Total	$698,208,704

	As of December 31, 2019
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

SSgA S&P 500® Index NL N *	$232,357,504	N/A	Daily	None
SSgA Global All Cap Equity ex-US Index NL K *	159,479,647	N/A	Daily	None
State Street US Bond Index NL K *	122,451,904	N/A	Daily	None
SSgA Russell Small/Mid Cap Index NL K *	89,609,398	N/A	Daily	None
SSgA U.S. Inflation Protected Bond Index NL C *	3,585,460	N/A	Daily	None
Wellington World Bond Series 2	1,126,870

Total - common/collective trusts	608,610,783

Empower self-directed brokerage account	8,025,013	N/A	Daily	None

Total	$616,635,796

* Includes restrictions for trading activity on roundtrip transactions. A "roundtrip" transaction is defined generally as a purchase or exchange into a fund that is followed, or preceded, by a redemption or exchange out of the same fund within 30 days.

The Plan’s investment assets include interests in various common/collective trust funds. The underlying funds may invest in a wide variety of asset classes, including equity and fixed-income securities. The investment objective of each common/collective trust fund is to approximate as closely as practicable, before expenses, the performance of a benchmark index over the long-term, while providing participants the ability to purchase and redeem units on a daily basis with no notice periods and limited restrictions.

NOTE 5:  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth under ERISA.

NOTE 6:  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company (most recently by letter dated August 7, 2020) that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2017.

NOTE 7:  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of a self-directed brokerage account sponsored by Empower Retirement, which also serves as Recordkeeper for the Plan. As a result, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2020 and 2019, the Plan’s trust held 636,360 and 781,663 shares of common stock of the Company with a cost basis of $80,142,531 and $95,096,891, respectively.  The Plan recorded dividend income of $1,028,785 attributable to its investment in the Company’s stock fund for the year ended December 31, 2020. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

See Note 2 under the caption Use of Estimates and Risks and Uncertainties for information related to risks, including increased market volatility related to the pandemic, to the Plan’s investment in the Company’s stock fund.

NOTE 8: NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS RECENTLY ADOPTED

CREDIT LOSSES — In 2020, the Plan early adopted Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” on a retrospective basis. This ASU amended prior guidance on the impairment of financial instruments. The new guidance estimates credit losses based on expected losses, modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration. The adoption of this standard had no material impact on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

Employer ID No: 20--8579133

Plan No: 041

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

	(c) Description of Investment, Including
(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	**	(e) Current
(a) Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

SSgA S&P 500® Index NL N	Collective Trust		$250,730,909
SSgA Global All Cap Equity ex-US Index NL K	Collective Trust		177,561,017
State Street US Bond Index NL K	Collective Trust		136,457,746
SSgA Russell Small/Mid Cap Index NL K	Collective Trust		117,074,622
SSgA U.S. Inflation Protected Bond Index NL C	Collective Trust		5,803,793
Wellington World Bond Series 2	Collective Trust		1,726,076
State Street Target Retirement 2025 K	Mutual Funds		28,824,017
State Street Target Retirement 2035 K	Mutual Funds		26,353,312
Baird Core Plus Bond Instl	Mutual Funds		18,887,416
State Street Target Retirement 2045 K	Mutual Funds		17,469,523
T. Rowe Price Instl Large Cap Core Growth	Mutual Funds		14,731,202
State Street Target Retirement 2030 K	Mutual Funds		12,871,752
State Street Target Retirement K	Mutual Funds		12,495,886
State Street Target Retirement 2020 K	Mutual Funds		9,938,318
State Street Target Retirement 2040 K	Mutual Funds		5,773,446
Vanguard Equity Income Adm	Mutual Funds		5,253,884
Janus Henderson Triton N	Mutual Funds		4,871,808
American Funds EuroPacific Growth R6	Mutual Funds		2,725,074
State Street Target Retirement 2050 K	Mutual Funds		2,342,353
State Street Target Retirement 2055 K	Mutual Funds		1,991,524
AllianceBernstein Discovery Value Z	Mutual Funds		1,631,553
DFA Emerging Markets Core Equity I	Mutual Funds		956,855
State Street Target Retirement 2060 K	Mutual Funds		835,477
State Street Target Retirement 2065 K	Mutual Funds		161,389
* Empower self-directed brokerage account	Self-directed brokerage account		8,854,541
* Vulcan Materials Company	Stock Fund		94,998,492
Patriot Transportation Holding Inc.	Stock Fund		155,523
Metlife GAC 12439	Stable Value Fund		71,200,589
* Various Plan participants	Participant loans with interest rates
	ranging from 4.25% to 10.50%,
	maturing through September 2026		24,749,858
			$1,057,427,955

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY

vULCAN 401(k) PLAN

 /s/ Darren Hicks

     Darren Hicks

     Vice President, Human Resources & Talent Management

Date:  June 17, 2021